767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

April 17, 2017

VIA EDGAR TRANSMISSION

Loan Lauren P. Nguyen

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	NCS Multistage Holdings, Inc.
Registration Statement on Form S-1
Filed March 9, 2017
File No. 333-216580

Dear Ms. Nguyen:

On behalf of our client, NCS Multistage Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 24, 2017. In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (File No. 333-216580) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No 1.

General

1.	Please amend your filing to provide the information which may not be omitted pursuant to Rule 430A of the Securities Act. We note, as examples, your disclosure under the Management, the 2017 Equity Incentive Plan, the Principal and Selling Stockholders and the Description of Capital Stock sections.

In response to the Staff’s comment, we have revised the disclosure to include all the information that may not be omitted pursuant to Rule 430A of the Securities Act.

Ms. Nguyen Securities and Exchange Commission April 17, 2017 Page 2

Risk Factors, page 17

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses … page 37

2.	The disclosure currently notes that there were material weaknesses in your internal control over financial reporting as of December 31, 2015. Please update this disclosure to address whether similar material weaknesses were identified in connection with the audit of your financial statements for the year ended December 31, 2016.

In response to the Staff’s comment, we have revised the disclosure to indicate that the material weaknesses that were identified in connection with the audit of our financial statements for the year ended December 31, 2015 continued to exist for the year ended December 31, 2016.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	P. Kevin Trautner
Executive Vice President, General Counsel and Secretary
NCS Multistage Holdings, Inc.